

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

February 13, 2007

Joshua A. Sherbin, Esq.
General Counsel
TriMas Corporation
39400 Woodward Avenue, Suite 130
Bloomfield Hills, MI 48304

> **Re:** **TriMas Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 18, 2007**
> **File No. 333-136263**

Dear Mr. Sherbin:

We have reviewed your filing and have the following comments.

Unaudited Pro Forma Statement of Operations, page 29

1. Please disclose pro forma earnings per share information on the face of your pro forma statement of operations. Please also include a reconciliation of numerators and denominators, from historical to pro forma amounts used in computing earnings per share, in a footnote to your pro forma statement of operations.

2. Please revise your pro forma statement of operations to remove loss from discontinued operations and net income. Please refer to Instruction 1 to Rule 11-02 of Regulation S-X.

Unaudited Pro Forma Consolidated Balance Sheet, page 32

3. Please include a pro forma adjustment reflecting the receipt of offering proceeds. In a footnote to the pro forma balance sheet, please also provide detail of each use of proceeds in a tabular format. The total of the tabular detail should agree to total proceeds received.

Management, page 97

4. We note you deleted disclosure regarding Samuel Valenti's past affiliation with Metaldyne. Please tell us why you no longer believe this is material information. We may have further comment based on your response.

Financial Statements for the Nine Months Ended September 30, 2006, page F-56

5. Please label your financial statements for the nine months ended September 30, 2006 as restated.

Note 12 – Stock Options and Awards, page F-73

6. Please recall that once a price range has been determined you should provide us with an analysis of the stock-based compensation that you granted from January 1, 2006 through the date of your response letter. Show us supplementally how you determined the fair value of your common stock at each relevant date. To the extent applicable, please reconcile the fair values you determined for your common stock to contemporaneous equity transactions with third parties. Please also explain the events or circumstances that resulted in changes in fair value between each issuance date from January 1, 2006 to the date of your letter.

You may contact Scott Watkinson at (202) 551-3741 or in his absence, Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Lesli Sheppard at (202) 551-3708 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Jonathan A. Schaffzin, Esq.
        Cahill Gordon & Reindel LLP
        80 Pine Street
        New York, NY 10005